United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of

August 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES INITIATES EXPLORATION ON 100%-OWNED TARGETS IN ARGENTINA

SPOKANE, WA––August 24, 2009–– Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce exploration plans for two principal areas in Argentina. 1) Santa Cruz province where the Corporation’s San José mine is located and 2) San Juan province, site of the Corporation’s recent Los Azules copper discovery. The target in Santa Cruz province is high-grade epithermal gold-silver mineralization. In San Juan province porphyry-style copper mineralization is the primary target.

Exploration Program

Minera Andes plans to systematically evaluate its portfolio of properties in Santa Cruz and San Juan province. It is anticipated that in the next eighteen months all the properties currently held will be evaluated using satellite image analysis, soil and rock sampling and geologic mapping. We expect to conduct further work, including various geophysical surveys, on 8 to 10 properties in total. Our work plan calls for reconnaissance core drilling on up to five targets (2,500 meters per target).

Santa Cruz Province –Big Potential - Many New discoveries

Since beginning exploration in Argentina in the 1990’s, Minera Andes has one of the most successful exploration teams in Argentina with two discoveries to its credit: the now-producing San José mine (a joint venture between the Corporation and Hochschild Mining plc in which the Corporation has a 49% interest) in Santa Cruz province and the Los Azules porphyry copper project in the San Juan province. Santa Cruz is home to several significant precious metal mines and new discoveries. It was not until the 1990’s that the area began to be explored. Now that our mine is built and we have money in the bank, we will be aggressively looking at the discovery potential of our extensive land holdings.

The producing mines in the Deseado massif are: AngloGold Ashanti’s Cerro Vanguardia mine (reserves of 3.5 million ounces (m oz) of gold and a production rate 220,000 oz per year); Pan American Silver’s Manantial Espejo mine (reserves of 75 m oz silver and a production rate of 4 m oz silver and 60,000 oz gold per year); Coeur’s Mina Marta (a reserve of 50 m oz silver and a production rate of 2.7 m oz per year); and Minera Andes’ discovery, the San José mine (reserves of 27.3 m oz silver and 412,000 oz gold, measured and indicated resources of 39 m oz silver and 570,000 oz gold with a production of 6 m oz silver and 60,000 oz gold per year).

Exploration continues to yield positive results in Santa Cruz. Notable recent exploration successes include Andean Resources’ Cerro Negro property, close to San José, where a resource of 2.4 m oz of gold has been discovered at the Eureka vein and Exeter Resources’ Cerro Moro property which so far has a resource of more that 600,000 oz gold equivalent.  These new discoveries attest to the continued exploration potential of the Deseado Massif.

Minera Andes currently controls 35 properties in Santa Cruz province covering approximately 66,000 hectares. The exploration target is gold and silver mineralization in low- to intermediate-sulfidation epithermal systems. Largely acquired on the basis of satellite imagery, geologic setting and proximity to known mineralized trends, these properties run the full gamut from grassroots properties, with little or no work done to date, all the way to targets ready to drill (Martes 13). Several properties have already been the focus of preliminary drill campaigns and will be re-evaluated as part of the planned campaign.

San Juan Province

The Andean cordillera of Chile and Argentina hosts 18% of the world’s copper resources. Alone, the Miocene copper belt of Chile contains 605 billion pounds of copper. Minera Andes has already made a significant copper discovery at Los Azules where 11 billion pounds of copper have been delineated at potentially mineable grades (in an inferred resource of 922 million tonnes of 0.55% copper). Los Azules is subject to an option earn-in agreement with Xstrata Copper

In addition to Los Azules, Minera Andes holds three other porphyry copper targets in San Juan province. One of them, Los Chonchones, has been extensively sampled in a grassroots sense and displays characteristics (alteration etc) typical of productive porphyry copper systems and, consequently, is a strong candidate for further work.

Initial results from the Celestina project, Santa Cruz province

As a precursor to the proposed program, drilling was completed at the Celestina property in early June. A total of 10 core holes were drilled to depths between 140 meters and 240 meters, for a total of 1,731 meters, to test for gold/silver mineralization. Drilling confirmed the presence of a low-sulfidation epithermal mineralized system. Nine of the ten holes cut significant widths of mineralized structures. Mineralized intercepts included strongly altered faults and breccias zones with some zones of gray to crystalline quartz. Identified minerals included abundant pyrite and occasional lead and zinc minerals. Assays revealed only weakly anomalous gold (up to 1.2 g/t over 1.2 meters and 0.40 g/t over 0.3 meters in hole CL09-10) and silver values (up to 106 g/t over 2.4 meters in hole CL09-04). A thorough study of the geologic significance of the drill program will be made before any decision is made regarding further work.

Qualified Person

Assay results were reviewed by Brian Gavin, Minera Andes' vice president, exploration, who is an appropriately qualified person as defined by National Instrument 43-101. All samples were collected in accordance with industry standards. Splits from the drill core samples were submitted to Acme Analytical Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Minera Andes

Minera Andes is a gold, silver and copper exploration company focused in Argentina. The Corporation holds or has an interest in approximately 304,000 acres of mineral exploration land in Argentina, including the properties comprising the San José silver/gold mine (a joint venture between the Corporation and Hochschild Mining plc in which the Corporation has a 49% interest), which covers 50,941 hectares and is not included in the acres noted above.

Minera Andes is also exploring the Los Azules copper project in San Juan province, Argentina in respect of which a preliminary assessment has been completed and a technical report filed.  Other exploration properties, primarily silver and gold, in southern Argentina, are being evaluated. The Corporation presently has 261,393,851 shares issued and outstanding.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include expected mineralization at the Corporation’s Celestina and Martes 13 exploration projects.  In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from that expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things, the speculative nature of mineral exploration.

Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ James K. Duff
James K. Duff, Chief Operating Officer

Dated:  August 27, 2009